UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

SECOND QUARTER 2026 RESULTS

INVESTOR RELATIONS Pamela Ortiz | pamela.ortiz@kof.com Natalia Sariñana | natalia.sarinana@kof.com Bryan Silva | bryan.silva@kof.com Emilio Díaz | emilio.diaz@kof.com kofmxinves@kof.com

Mexico City, July 27, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2026.

SECOND QUARTER HIGHLIGHTS

•	Volume increased 3.5%.
•	Revenue increased 4.7%; on a currency neutral basis, revenue grew 6.6%.
•	Operating income increased 9.1%; on a currency neutral basis, operating income increased 11.1%.
•	Majority net income increased 16.9%, driven mainly by an increase in our operating income.
•	Earnings per share[1] were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.57.).
FIRST SIX MONTHS HIGHLIGHTS

•	Volume increased 2.4%.
•	Revenue increased 3.1%; on a currency neutral basis, revenue grew 8.1%.
•	Operating income increased 3.6%; on a currency neutral basis, operating income grew 8.2%.
•	Majority net income increased 1.0%.
•	Earnings per share[1] were Ps. 0.63 (Earnings per unit were Ps. 5.02 and per ADS were Ps. 50.23.).

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q26	YTD 2026	2Q26	YTD 2026	2Q26	YTD 2026	2Q26	YTD 2026
As Reported	Consolidated	4.7%	3.1%	8.8%	6.9%	9.1%	3.6%	16.9%	1.0%
	Mexico & Central America	0.3%	(0.5%)	3.9%	2.4%	(7.0%)	(11.6%)
	South America	11.8%	8.4%	17.7%	14.2%	46.5%	31.2%

Comparable (2)	Consolidated	6.6%	8.1%	10.7%	11.9%	11.1%	8.2%
	Mexico & Central America	2.0%	1.7%	5.6%	4.7%	(5.4%)	(9.2%)
	South America	14.1%	18.1%	20.1%	24.4%	49.4%	41.4%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Before commenting on our quarterly results, I would like to express our deepest condolences to everyone affected by the earthquakes in Venezuela. Our thoughts are with the impacted communities, as we provide support to people in need and first responders including Coca-Cola FEMSA de Venezuela employees and their families.

During the second quarter, we delivered a sequential recovery that highlights the strength of Coca-Cola FEMSA’s diversified market presence. Across our territories, we continued to grow the beverage industry, gain market share, and advance our digital agenda. We also leveraged the FIFA World Cup, strengthening brand equity and reinforcing our connection with consumers.

While Mexico continued to navigate a challenging consumer environment and the effects of the excise tax increase, our affordability strategy, segmentation, and disciplined commercial execution enabled us to further strengthen our competitive position. At the same time, South America delivered a solid quarter, with Colombia, Guatemala, and Brazil achieving record second-quarter volumes that ultimately resulted in double digit operating income growth in the business unit.

As we look to the second half of the year, we remain focused on adapting to the evolving consumer environment, accelerating our digital transformation, and leveraging our revenue growth management capabilities. We are confident that these initiatives, together with our disciplined execution and diversified footprint, will enable us to navigate near-term challenges while continuing to generate sustainable long-term growth.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 2 of 17

RECENT DEVELOPMENTS

•	On July 16, 2026, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.241875 per share, for a total cash distribution of Ps. 4,065.1 million.

•	Coca-Cola FEMSA announces the appointment of Pamela Ortiz as Investor Relations Director, effective August 1, 2026. She previously served as Investor Relations Manager at FEMSA and has extensive experience in capital markets and stakeholder engagement. For his part, Jorge Collazo, who has served as Investor Relations Director since 2022 and has been part of the Investor Relations team since 2016, is assuming a new role as Strategic Planning Director for Coca-Cola FEMSA Brazil.

•	The Mexican Stock Exchange (BMV) awarded Coca-Cola FEMSA the prestigious “Best Total Score in Mexico CSA 2025” award, reaffirming our position as the leading sustainability performer among all listed companies evaluated. The Company also received the “Best Total Environmental CSA Score” and the “Best Total Governance & Economic CSA Score” distinctions, based on our strong performance in S&P Global’s Corporate Sustainability Assessment (CSA), one of the world’s most rigorous sustainability evaluations. These recognitions reflect the consistent execution of our sustainability strategy and its integration across our operations, governance, and growth agenda, as well as our commitment to creating long-term value through disciplined management, transparency, and sustainable business practices.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	76,318	72,917	4.7%	6.6%
Gross profit	35,938	33,042	8.8%	10.7%
Operating income	10,654	9,767	9.1%	11.1%
Adj. EBITDA (2)	15,008	13,388	12.1%	14.4%

Volume increased 3.5% to 1,071.8 million-unit cases, driven by volume growth in most of our operations that was partially offset by a decline in Argentina.

Total revenues increased 4.7% to Ps. 76,318 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, which were partially offset by unfavorable mix and negative translation effects from most our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 6.6%.

Gross profit increased 8.8% to Ps. 35,938 million, and gross margin expanded 180 basis points to 47.1%. This expansion was driven mainly by lower sweetener and PET costs supported our raw material hedging initiatives, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher aluminum costs, coupled with unfavorable mix effects. Excluding currency translation effects, gross profit increased 10.7%.

Operating income increased 9.1% to Ps. 10,654 million, and operating margin expanded 60 basis points to 14.0%. This margin expansion was driven mainly by operating leverage and expense efficiencies such as labor and rent. These effects were partially offset by an increase in freight, marketing, and depreciation. Moreover, we registered a lower operative foreign exchange gain in the quarter as compared to the same period of the previous year. In addition, this quarter we recognized an income of Ps. 265 million, net of expenses, related to insurance claims in Brazil. Excluding currency translation effects, operating income increased 11.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,331 million, compared to an expense of Ps. 1,189 million in the previous year. This increase was driven mainly by a higher interest expense, net, resulting from the issuance of a new debt during the first quarter of 2026 in Mexican pesos. Moreover, we recorded an increase in interest income because of a higher cash position in key markets.

In addition, we recorded a lower gain in financial instruments of Ps. 88 million, as compared to a gain of Ps. 154 million recorded in the same period of the previous year. This lower gain was driven mainly by the valuation of matured financial instruments and lower rates in Brazil.

Additionally, we recognized a gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 74 million as compared to a gain of Ps. 77 million recorded in the same period of the previous year.

These effects were partially offset by a foreign exchange gain of Ps. 96 million in the second quarter of 2026 as compared to a gain of Ps. 55 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position.

Income tax as a percentage of income before taxes was 30.2% as compared to 36.2% during the same period of 2025. This decrease was driven mainly by non-recurring effects that resulted in higher income tax in the previous year, coupled with higher tax recovery.

Net income attributable to equity holders of the company increased 16.9% to reach Ps. 6,211 million. This increase was driven mainly by an increase in our operating income and a lower income tax, partially offset by an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.57.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 5 of 17

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2026	YTD 2025	Δ%	Δ%
Total revenues	147,153	142,703	3.1%	8.1%
Gross profit	69,153	64,716	6.9%	11.9%
Operating income	19,678	18,986	3.6%	8.2%
Adj. EBITDA (2)	28,367	26,584	6.7%	12.0%

Volume increased 2.4% to 2,070.2 million-unit cases, driven mainly by volume increases in most of our operations, partially offset by a slight volume decline in Mexico.

Total revenues increased 3.1% to Ps. 147,153 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican pesos and mix effects. Excluding currency translation effects, total revenues increased 8.1%.

Gross profit increased 6.9% to Ps. 69,153 million, and gross margin expanded 160 basis points to 47.0%. This performance was driven mainly by lower sweetener costs, top-line growth, raw material hedging initiatives, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 11.9%.

Operating income increased 3.6% to Ps. 19,678 million, and operating margin expanded 10 basis points to 13.4%. This margin expansion was driven mainly by higher operating leverage; in addition, we recognized an income related to insurance claims in Brazil and Mexico for a total of Ps. 360 million. These effects were offset by higher marketing, depreciation, freight, and maintenance expenses. Moreover, we registered a lower operative foreign exchange gain in the period as compared to the same period of the previous year. Excluding currency translation effects, operating income increased 8.2%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 3,083 million, compared to an expense of Ps. 2,308 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 3,159 million as compared to Ps. 2,749 million in the same period of the previous year resulting from higher interest expense, driven mainly by new debt issued during the second quarter of 2025 and the first quarter of 2026.

Additionally, we recorded a loss in financial instruments of Ps. 79 million as compared to a gain of Ps. 288 million in the same period of the previous year, resulting from the market value of financial instruments.

These effects were partially offset by a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 175 million as compared to a gain of Ps. 154 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 33.1% as compared to 34.8% during the same period of 2025. This decrease was driven mainly by non-recurring effects that resulted in higher income tax in the previous year, coupled with higher tax recovery.

Net income attributable to equity holders of the company was Ps. 10,553 million as compared to Ps 10,450 million during the same period of the previous year. This increase was driven mainly by an increase in our operating income, partially offset by a higher comprehensive financing result. Earnings per share1 were Ps. 0.63 (Earnings per unit were Ps. 5.02 and per ADS were Ps. 50.23.).

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	45,450	45,306	0.3%	2.0%
Gross profit	22,241	21,404	3.9%	5.6%
Operating income	6,351	6,829	(7.0%)	(5.4%)
Adj. EBITDA (2)	8,956	8,926	0.3%	2.2%

Volume increased 1.4% to 645.9 million-unit cases, driven by volume growth in all our territories in the division.

Total revenues increased 0.3% to Ps. 45,450 million. This performance was driven mainly by volume increases, partially offset by unfavorable mix and currency translation effects from all our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 2.0%.

Gross profit increased 3.9% to Ps. 22,241 million, and gross margin expanded 170 basis points to 48.9%. This margin expansion was driven mainly by lower sweetener and PET costs as compared to the previous year, coupled with the appreciation of all the currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects. Excluding currency translation, gross profit increased 5.6%.

Operating income decreased 7.0% to Ps. 6,351 million, and operating margin contracted 110 basis points to 14.0%. This operating margin contraction was driven mainly by a lower operating leverage as total operating expenses increased 9.1%, outpacing revenue growth. The increase in operating expenses was driven mainly by marketing and freight expenses. In addition, this year we reported a lower operating foreign exchange gain as compared with the same period of the previous year. These effects were partially offset by labor expense efficiencies. Excluding currency translation effects, operating income decreased 5.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 8 of 17

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	30,868	27,611	11.8%	14.1%
Gross profit	13,697	11,639	17.7%	20.1%
Operating income	4,303	2,937	46.5%	49.4%
Adj. EBITDA (2)	6,053	4,462	35.6%	38.9%

Volume increased 6.9% to 425.9 million-unit cases, driven by volume growth of 17.7% in Colombia and 5.2% in Brazil, partially offset by a volume decline in Argentina.

Total revenues increased 11.8% to Ps. 30,868 million. This increase was driven mainly by volume growth, revenue management initiatives, and favorable mix effects, partially offset by an unfavorable currency translation effect from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 14.1%.

Gross profit increased 17.7% to Ps. 13,697 million, and gross margin expanded 220 basis points to 44.4%. This expansion was driven mainly by lower sweetener and PET costs as compared to the previous year, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher aluminum and secondary packaging costs. Excluding currency translation effects, gross profit increased 20.1%.

Operating income increased 46.5% to Ps. 4,303 million, resulting in an operating margin expansion of 330 basis points to 13.9%. Our operating income includes the recognition of insurance claims in Brazil, net of expenses, for Ps. 265 million. This operating margin increase was driven mainly by operating leverage and operating expense efficiencies such as labor and rentals. These effects were partially offset by higher expenses such as marketing and freight. Excluding currency translation effects, operating income increased 49.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / shares outstanding.” Earnings per share (EPS) calculated using 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the second quarter of 2026, as compared to the same period of 2025, we had an unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 268 million consumers. With over 90,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through more than 2.1 million points of sale a year. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Best-In-Class World Index, Dow Jones Best-In-Class MILA Pacific Alliance Index, FTSE4Good Emerging Index, S&P/BMV Total Mexico ESG Index, and the MSCI ACWI Index. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in Coca-Cola FEMSA de Venezuela, S.A. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,383.1		6,131.9		4.1%	4.1%	12,373.9		12,053.7		2.7%	2.7%
Volume (million unit cases)	1,071.8		1,035.3		3.5%	3.5%	2,070.2		2,021.8		2.4%	2.4%
Average price per unit case	69.23		68.65		0.9%		68.90		68.63		0.4%
Net revenues	76,290		72,852		4.7%		146,830		142,556		3.0%
Other operating revenues	28		65		-56.9%		322		147		120.0%
Total revenues (2)	76,318	100.0%	72,917	100.0%	4.7%	6.6%	147,153	100.0%	142,703	100.0%	3.1%	8.1%
Cost of goods sold	40,380	52.9%	39,875	54.7%	1.3%		78,000	53.0%	77,987	54.6%	0.0%
Gross profit	35,938	47.1%	33,042	45.3%	8.8%	10.7%	69,153	47.0%	64,716	45.4%	6.9%	11.9%
Operating expenses	25,859	33.9%	23,679	32.5%	9.2%		49,971	34.0%	46,029	32.3%	8.6%
Other operative expenses, net	(448)	0.6%	(291)	0.4%	53.9%		(272)	0.2%	(109)	0.1%	149.2%
Operative equity method (gain) loss in associates(3)	(126)	0.2%	(112)	0.2%	12.9%		(223)	0.2%	(190)	0.1%	17.8%
Operating income (5)	10,654	14.0%	9,767	13.4%	9.1%	11.1%	19,678	13.4%	18,986	13.3%	3.6%	8.2%
Other non operative expenses, net	132	0.2%	99	0.1%	32.9%		(30)	0.0%	125	0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(55)	0.1%	(54)	0.1%	1.3%		(37)	0.0%	(130)	0.1%	-71.8%
Interest expense	2,273		2,101		8.2%		4,356		3,963		9.9%
Interest income	684		626		9.2%		1,198		1,214		-1.4%
Interest expense, net	1,589		1,475		7.7%		3,159		2,749		14.9%
Foreign exchange loss (gain)	(96)		(55)		73.3%		20		1		1673.4%
Loss (gain) on monetary position in inflationary subsidiaries	(74)		(77)		-3.2%		(175)		(154)		13.6%
Market value (gain) loss on financial instruments	(88)		(154)		-42.5%		79		(288)		NA
Comprehensive financing result	1,331		1,189		11.9%		3,083		2,308		33.6%
Income before taxes	9,246		8,532		8.4%		16,661		16,684		-0.1%
Income taxes	2,741		3,029		-9.5%		5,422		5,691		-4.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,505		5,503		18.2%		11,239		10,993		2.2%
Net income attributable to equity holders of the company	6,211	8.1%	5,312	7.3%	16.9%	19.5%	10,553	7.2%	10,450	7.3%	1.0%	5.5%
Non-controlling interest	293	0.4%	191	0.3%	53.8%		686	0.5%	543	0.4%	26.3%

Adj. EBITDA & CAPEX	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	10,654	14.0%	9,767	13.4%	9.1%	11.1%	19,678	13.4%	18,986	13.3%	3.6%	8.2%
Depreciation	3,432		3,160		8.6%		6,834		6,259		9.2%
Amortization and other operative non-cash charges	923		461		100.0%		1,856		1,339		38.6%
Adj. EBITDA (5)(6)	15,008	19.7%	13,388	18.4%	12.1%	14.4%	28,367	19.3%	26,584	18.6%	6.7%	12.0%
CAPEX(8)	4,035		5,404		-25.3%		7,174		9,632		-25.5%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to pages 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              As of June 30, 2026, the investment in fixed assets effectively paid is equivalent to Ps. 7,834 million.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,311.8		3,279.8		1.0%	1.0%	6,127.2		6,182.9		-0.9%	-0.9%
Volume (million unit cases)	645.9		636.9		1.4%	1.4%	1,190.4		1,190.2		0.0%	0.0%
Average price per unit case	69.27		70.42		-1.6%		70.00		70.73		-1.0%
Net revenues	45,435		45,297				84,541		84,959
Other operating revenues	15		9				26		16
Total Revenues (2)	45,450	100.0%	45,306	100.0%	0.3%	2.0%	84,567	100.0%	84,975	100.0%	-0.5%	1.7%
Cost of goods sold	23,209	51.1%	23,902	52.8%			43,305	51.2%	44,686	52.6%
Gross profit	22,241	48.9%	21,404	47.2%	3.9%	5.6%	41,262	48.8%	40,289	47.4%	2.4%	4.7%
Operating expenses	15,960	35.1%	14,973	33.0%			30,439	36.0%	28,334	33.3%
Other operative expenses, net	27	0.1%	(320)	0.7%			159	0.2%	(163)	0.2%
Operative equity method (gain) loss in associates (3)	(96)	0.2%	(79)	0.2%			(148)	0.2%	(110)	0.1%
Operating income (4)	6,351	14.0%	6,829	15.1%	-7.0%	-5.4%	10,812	12.8%	12,229	14.4%	-11.6%	-9.2%
Depreciation, amortization & other operating non-cash charges	2,605	5.7%	2,096	4.6%			5,271	6.2%	4,605	5.4%
Adj. EBITDA (4)(5)	8,956	19.7%	8,926	19.7%	0.3%	2.2%	16,083	19.0%	16,834	19.8%	-4.5%	-1.9%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to pages 15 and 16 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,071.3		2,852.1		7.7%	7.7%	6,246.8		5,870.8		6.4%	6.4%
Volume (million unit cases)	425.9		398.4		6.9%	6.9%	879.8		831.6		5.8%	5.8%
Average price per unit case	69.18		65.81		5.1%		67.42		65.63		2.7%
Net revenues	30,855		27,554				62,289		57,596
Other operating revenues	13		56				297		131
Total Revenues (2)	30,868	100.0%	27,611	100.0%	11.8%	14.1%	62,586	100.0%	57,727	100.0%	8.4%	18.1%
Cost of goods sold	17,171	55.6%	15,972	57.8%			34,694	55.4%	33,301	57.7%
Gross profit	13,697	44.4%	11,639	42.2%	17.7%	20.1%	27,891	44.6%	24,427	42.3%	14.2%	24.4%
Operating expenses	9,899	32.1%	8,705	31.5%			19,532	31.2%	17,695	30.7%
Other operative expenses, net	(475)	1.5%	28	0.1%			(431)	0.7%	54	0.1%
Operative equity method (gain) loss in associates (3)	(30)	0.1%	(32)	0.1%			(75)	0.1%	(80)	0.1%
Operating income (4)	4,303	13.9%	2,937	10.6%	46.5%	49.4%	8,866	14.2%	6,757	11.7%	31.2%	41.4%
Depreciation, amortization & other operating non-cash charges	1,750	5.7%	1,525	5.5%			3,418	5.5%	2,993	5.2%
Adj. EBITDA (4)(5)	6,053	19.6%	4,462	16.2%	35.6%	38.9%	12,284	19.6%	9,750	16.9%	26.0%	37.7%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 13 of 17

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Jun-26	Dec-25	% Var.	Liabilities & Equity	Jun-26	Dec-25	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	13,527	7,944	70%
	43,032	28,067	53%	Suppliers	28,656	31,898	-10%
Total accounts receivable	18,179	22,146	-18%	Short-term leasing Liabilities	925	631	47%
Inventories	14,637	14,014	4%	Other current liabilities	43,274	26,284	65%
Other current assets	14,250	10,343	38%	Total current liabilities	86,382	66,757	29%
Total current assets	90,098	74,570	21%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	72,098	71,834	0%
Property, plant and equipment	181,049	174,289	4%	Long Term Leasing Liabilities	2,915	2,273	28%
Accumulated depreciation	(69,833)	(65,159)	7%	Other long-term liabilities	23,548	19,647	20%
Total property, plant and equipment, net	111,216	109,130	2%	Total liabilities	184,942	160,511	15%
Right of use assets	3,591	2,617	37%	Equity	-	-
Investment in shares	10,685	10,588	1%	Non-controlling interest	8,737	7,827	12%
Intangible assets and other assets	103,546	102,356	1%	Total controlling interest	142,580	146,201	-2%
Other non-current assets	17,123	15,278	12%	Total equity	151,317	154,029	-2%
Total Assets	336,259	314,539	7%	Total Liabilities and Equity	336,259	314,539	7%

	June 30, 2026
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	63.7%	4.1%	8.8%
U.S. Dollars	13.8%	41.1%	3.9%
Colombian Pesos	1.7%	81.3%	12.5%
Brazilian Reals	20.0%	59.0%	9.0%
Argentine Pesos	0.7%	0.0%	31.5%
Total Debt	100%	24.3%	8.0%

(1) After giving effect to swaps.
(2) Calculated based on the weighting of the outstanding debt mix for each year.

Financial Ratios	Jun 30, 2026	Dec 31, 2025	Δ%
Net debt including effect of hedges (1)(3)	45,030	52,846	-14.8%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.74	0.89
Adj. EBITDA/ Interest expense, net (1)	8.98	10.26
Capitalization (2)	38.3%	35.4%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to swaps.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 14 of 17

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	2Q 2026					2Q 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	366.3	39.8	95.3	43.4	544.8	359.7	37.7	98.5	43.5	539.4	1.0%
Guatemala	47.5	2.7	0.5	2.4	53.1	46.1	2.2	0.8	2.3	51.3	3.4%
CAM South	39.2	2.4	0.2	6.2	48.0	38.0	2.2	0.2	5.9	46.2	4.0%
Mexico and Central America	453.0	45.0	95.9	52.0	645.9	443.7	42.1	99.4	51.7	636.9	1.4%
Colombia	74.7	11.6	3.7	7.3	97.2	63.5	9.6	3.5	5.9	82.6	17.7%
Brazil (3)	230.6	18.6	2.0	27.9	279.2	223.2	17.7	1.8	22.7	265.3	5.2%
Argentina	27.9	4.8	1.6	4.0	38.2	29.1	5.0	1.4	3.8	39.3	-2.8%
Uruguay	9.0	1.6	-	0.7	11.3	9.0	1.5	-	0.7	11.2	0.6%
South America	342.1	36.6	7.3	39.9	425.9	324.7	33.9	6.7	33.1	398.4	6.9%
TOTAL	795.2	81.6	103.2	91.9	1,071.8	768.4	76.0	106.1	84.8	1,035.3	3.5%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	2Q 2026					2Q 2025					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,965.9	285.0		306.5	2,557.5	1,978.1	265.1		298.5	2,541.7	0.6%
Guatemala	345.4	25.5		25.7	396.7	346.8	21.3		24.5	392.6	1.0%
CAM South	281.9	15.5		60.3	357.7	273.6	14.2		57.7	345.5	3.5%
Mexico and Central America	2,593.3	326.0		392.5	3,311.8	2,598.5	300.6		380.7	3,279.8	1.0%
Colombia	541.8	114.2		53.4	709.4	470.8	96.9		45.8	613.5	15.6%
Brazil (3)	1,615.8	162.8		319.1	2,097.8	1,547.0	154.6		266.2	1,967.8	6.6%
Argentina	149.1	27.0		32.0	208.1	152.0	30.1		32.0	214.0	-2.7%
Uruguay	44.1	6.1		5.8	56.0	45.3	5.9		5.6	56.8	-1.4%
South America	2,350.9	310.2		410.2	3,071.3	2,215.0	287.4		349.6	2,852.1	7.7%
TOTAL	4,944.2	636.2		802.7	6,383.1	4,813.5	588.0		730.4	6,131.9	4.1%

Revenues
Expressed in million Mexican Pesos	2Q 2026	2Q 2025	Δ %
Mexico	36,713	36,629	0.2%
Guatemala	4,269	4,458	-4.3%
CAM South	4,468	4,218	5.9%
Mexico and Central America	45,450	45,306	0.3%
Colombia	6,593	5,384	22.4%
Brazil (4)	20,582	18,359	12.1%
Argentina	2,498	2,653	-5.8%
Uruguay	1,196	1,215	-1.6%
South America	30,868	27,611	11.8%
TOTAL	76,318	72,917	4.7%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 1,140.1 million for the second quarter of 2026 and Ps. 1,025.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 15 of 17

COCA-COLA FEMSA
YTD- VOLUME, TRANSACTIONS & REVENUES

Volume
	YTD 2026					YTD 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	667.2	68.5	180.1	80.6	996.4	667.6	68.1	185.6	82.0	1,003.3	-0.7%
Guatemala	90.8	4.9	0.9	4.5	101.1	88.1	4.1	1.5	4.3	98.1	3.1%
CAM South	75.7	4.9	0.4	11.9	92.9	72.7	4.5	0.4	11.3	88.8	4.6%
Mexico and Central America	833.7	78.3	181.5	97.0	1,190.4	828.4	76.7	187.4	97.6	1,190.2	0.0%
Colombia	142.1	22.2	7.3	14.0	185.6	125.2	19.4	7.1	12.2	163.8	13.4%
Brazil (3)	479.5	42.6	4.8	58.4	585.2	465.5	41.8	4.7	48.6	560.6	4.4%
Argentina	59.2	11.7	3.5	9.4	83.8	60.5	11.2	2.7	8.1	82.6	1.5%
Uruguay	19.3	4.0	-	1.7	25.1	19.1	3.8	-	1.7	24.6	2.1%
South America	700.2	80.5	15.6	83.6	879.8	670.3	76.3	14.4	70.6	831.6	5.8%
TOTAL	1,533.8	158.7	197.1	180.6	2,070.2	1,498.7	153.0	201.8	168.3	2,021.8	2.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	YTD 2026					YTD 2025					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	3,610.5	496.1		568.0	4,674.6	3,713.7	482.4		571.4	4,767.5	-1.9%
Guatemala	663.4	45.8		49.0	758.3	658.7	39.3		47.8	745.7	1.7%
CAM South	546.8	31.5		116.0	694.3	528.6	29.1		112.0	669.7	3.7%
Mexico and Central America	4,820.7	573.5		733.0	6,127.2	4,901.0	550.8		731.1	6,182.9	-0.9%
Colombia	1,034.1	219.9		103.6	1,357.6	916.8	194.9		93.6	1,205.3	12.6%
Brazil (3)	3,288.1	369.0		656.8	4,313.9	3,176.7	360.8		558.9	4,096.5	5.3%
Argentina	312.5	63.4		75.1	451.0	312.1	65.8		68.3	446.1	1.1%
Uruguay	94.9	15.2		14.1	124.2	94.6	14.6		13.6	122.9	1.1%
South America	4,729.7	667.4		849.7	6,246.8	4,500.2	636.1		734.4	5,870.8	6.4%
TOTAL	9,550.4	1,240.8		1,582.7	12,373.9	9,401.2	1,186.9		1,465.6	12,053.7	2.7%

Revenues
Expressed in million Mexican Pesos	YTD 2026	YTD 2025	Δ %
Mexico	67,840	67,892	-0.1%
Guatemala	8,178	8,631	-5.3%
CAM South	8,549	8,452	1.1%
Mexico and Central America	84,567	84,975	-0.5%
Colombia	12,484	10,748	16.1%
Brazil (4)	41,900	38,668	8.4%
Argentina	5,602	5,716	-2.0%
Uruguay	2,600	2,595	0.2%
South America	62,586	57,727	8.4%
TOTAL	147,153	142,703	3.1%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps. 2,453.1 million for the first six months of 2026 and Ps. 2,368.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 16 of 17

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q26	YTD
Mexico	3.55%	0.36%	1.53%
Colombia	5.76%	1.53%	4.49%
Brazil	4.68%	2.05%	3.38%
Argentina	32.92%	7.74%	16.81%
Costa Rica	-0.95%	0.73%	-0.41%
Panama	2.30%	2.62%	2.95%
Guatemala	3.27%	2.21%	2.61%
Nicaragua	3.64%	0.70%	2.20%
Uruguay	3.77%	1.61%	3.26%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q26	2Q25	Δ %	YTD 26	YTD 25	Δ %
Mexico	17.41	19.55	-10.9%	17.48	19.23	-9.1%
Colombia	3,612.15	4,197.35	-13.9%	3,649.47	4,053.13	-10.0%
Brazil	5.05	5.67	-10.9%	5.15	5.59	-7.8%
Argentina	1,410.26	1,151.04	22.5%	1,414.01	1,244.54	13.6%
Costa Rica	459.28	508.77	-9.7%	472.52	506.50	-6.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.63	7.69	-0.8%	7.64	7.68	-0.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.09	41.61	-3.7%	39.59	41.08	-3.6%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-26	Jun-25	Δ %	Mar-26	Mar-25	Δ %
Mexico	17.47	18.89	-7.5%	18.07	20.32	-11.1%
Colombia	3,443.59	4,069.67	-15.4%	3,669.96	4,192.57	-12.5%
Brazil	5.18	5.46	-5.1%	5.22	5.74	-9.1%
Argentina	1,482.00	1,205.00	23.0%	1,382.00	1,074.00	28.7%
Costa Rica	457.17	508.28	-10.1%	467.85	504.21	-7.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.62	7.68	-0.9%	7.65	7.71	-0.8%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.12	39.55	1.4%	40.48	42.13	-3.9%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: July 24, 2026